Exhibit 77I

For AXP International and AXP European Equity Fund:

Class C shares are sold to the public without a sales charge at the time of purchase and with an annual 12b-1 fee of 1.00%. A 1.00% contingent sales charge applies if shares are sold less than one year after purchase.